Exhibit 12.1

STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

(in thousands, except ratios)

The following table sets forth our ratio of earnings to fixed charges and our ratio of earnings to combined fixed charges and preferred stock dividends for the years ended December 31, 2017, 2016, 2015, 2014 and 2013. As the ratios of earnings to fixed charges and earnings to combined fixed charges and preferred stock dividends indicate less than one-to-one coverage for the years ended December 31, 2017, 2016, 2015, 2014 and 2013, we have provided the coverage deficiency amounts for those periods. Earnings are the sum of (i) loss from continuing operations before losses from equity affiliates, and (ii) fixed charges, less (i) interest capitalized. Fixed charges are the sum of (i) interest expensed and capitalized, (ii) amortization of capitalized expenses related to indebtedness, and (iii) estimate of interest within rental expense.

	Year Ended December 31,
	2017	2016	2015	2014	2013
Loss from continuing operations before income taxes	$(56,698)	$(62,731)	$(59,539)	$(38,560)	$(43,119)
Plus: Fixed charges	3,065	2,502	1,777	686	429
Less: Interest capitalized	17	34	55	85	123
Earnings, as adjusted	$(53,650)	$(60,263)	$(57,817)	$(37,959)	$(42,813)
Fixed charges	3,065	2,502	1,777	686	429
Total fixed charges	$3,065	$2,502	$1,777	$686	$429
Ratio of earnings to fixed charges	—	—	—	—	—
Ratio of earnings to combined fixed charges and preferred stock dividends	—	—	—	—	—
Deficiency of earnings available to cover fixed charges	$(53,650)	$(60,263)	$(57,817)	$(37,959)	$(42,813)
Deficiency of earnings available to cover fixed charges and preferred stock dividends	$(53,650)	$(60,263)	$(57,817)	$(37,959)	$(42,813)